Exhibit 99.1

Press Release
Descartes Announces Fiscal 2026 First Quarter Financial Results
Record Services Revenues
WATERLOO, Ontario and ATLANTA, Georgia, June 4, 2025 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2026 first quarter (Q1FY26). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

"Our first quarter of fiscal 2026 showed strong annual growth, consistent with our communicated plans," said Edward J. Ryan, Descartes' CEO. "This is a challenging and uncertain economic and trade environment for shippers, carriers and logistics services providers. They face challenges on how, when, or if, to react to changes in global trade relationships, tariffs, sanctions and economic forecasts. We continue to see strong interest in our domain expertise and our solutions to help companies navigate the complex trade landscape. We remain committed to growing our business with prudent investments and cost discipline to build the premier network and technology for logistics-intensive businesses."

Q1FY26 Financial Results
As described in more detail below, key financial highlights for Descartes’ Q1FY26 included:
•	Revenues of $168.7 million, up 12% from $151.3 million in the first quarter of fiscal 2025 (Q1FY25) and up 1% from $167.5 million in the previous quarter (Q4FY25);
•
Revenues were comprised of services revenues of $156.6 million (93% of total revenues), professional services and other revenues of $11.8 million (7% of total revenues) and license revenues of $0.3 million (less than 1% of total revenues). Services revenues were up 14% from $137.8 million in Q1FY25 and consistent with $156.5 million in Q4FY25;

•	Cash provided by operating activities of $53.6 million, down from $63.7 million in Q1FY25 and down from $60.7 million in Q4FY25;
•	Income from operations of $46.2 million, up 9% from $42.4 million in Q1FY25 and down from $47.1 million in Q4FY25;
•	Net income of $36.2 million, up 4% from $34.7 million in Q1FY25 and down from $37.4 million in Q4FY25. Net income as a percentage of revenues was 21%, compared to 23% in Q1FY25 and 22% in Q4FY25;
•	Earnings per share on a diluted basis of $0.41, up 2% from $0.40 in Q1FY25 and down from $0.43 in Q4FY25; and
•
Adjusted EBITDA of $75.1 million, up 12% from $67.0 million in Q1FY25 and consistent with $75.0 million in Q4FY25. Adjusted EBITDA as a percentage of revenues was 45%, compared to 44% in Q1FY25 and 45% in Q4FY25.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees

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and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY26	Q4 FY25	Q3 FY25	Q2 FY25	Q1 FY25
Revenues	168.7	167.5	168.8	163.4	151.3
Services revenues	156.6	156.5	149.7	146.2	137.8
Gross margin	76%	76%	74%	75%	77%
Cash provided by operating activities	53.6	60.7	60.1	34.7	63.7
Income from operations	46.2	47.1	45.8	45.9	42.4
Net income	36.2	37.4	36.6	34.7	34.7
Net income as a % of revenues	21%	22%	22%	21%	23%
Earnings per diluted share	0.41	0.43	0.42	0.40	0.40
Adjusted EBITDA	75.1	75.0	72.1	70.6	67.0
Adjusted EBITDA as a % of revenues	45%	45%	43%	43%	44%

Cash Position
At April 30, 2025, Descartes had $176.4 million in cash. Cash decreased by $59.7 million in Q1FY26. The table set forth below provides a summary of cash flows for Q1FY26 in millions of dollars:

Q1FY26
Cash provided by operating activities	53.6
Additions to property and equipment	(1.9)
Acquisitions of subsidiaries, net of cash acquired	(112.3)
Issuances of common shares, net of issuance costs	3.6
Payment of withholding taxes on net share settlements	(6.5)
Effect of foreign exchange rate on cash	3.8
Net change in cash	(59.7)
Cash, beginning of period	236.1
Cash, end of period	176.4

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Acquisition of 3GTMS
On March 24, 2025, Descartes acquired all of the shares of 3GTMS, a leading provider of transportation management solutions. The purchase price for the acquisition was approximately $112.7 million, net of cash acquired, which was funded from cash on hand.

Cost Reduction Initiatives
Considering the economic and global trade uncertainty many Descartes customers are facing, Descartes has undertaken cost reduction initiatives designed to reduce its cost base. The plan is designed to reduce Descartes’ global workforce by approximately 7% and eliminate various other operating expenses. As a result, Descartes expects to incur restructuring charges of approximately $4 million in the second quarter of fiscal 2026 (Q2FY26), which will also impact cash generated from operations in Q2FY26. Once completed, Descartes anticipates annualized cost savings of approximately $15 million.

Management Update
Descartes is pleased to announce the appointment of William Green as Executive Vice President, Global Sales. Mr. Green has served as Descartes’ Senior Vice President for North American Sales since August 2020. Mr. Green has previously held senior commercial roles at Salesforce, PROLIFIQ and CDC Software (now Aptean). “We’re excited for Bill to extend his leadership of our growth successes in North America to our global commercial operations,” said Mr. Ryan.

Andrew Roszko, Descartes’ Chief Commercial Officer, will depart the company in Q2FY26 to pursue another opportunity. Mr. Roszko was appointed EVP Global Sales in February 2019 and appointed Chief Commercial Officer in June 2022. “Andrew has been a valuable contributor to Descartes’ commercial development. We wish him well in his future endeavors,” said Mr. Ryan.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, June 4. Designated numbers are +1 289 514 5100 for North America and +1 800 717 1738 for international, using conference ID 26605.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast login is required approximately 10 minutes beforehand.

Replays of the conference call will be available until June 11, 2025, by dialing +1 289 819 1325 or Toll-Free for North America using +1 888 660 6264 with Playback Passcode: 26605#.  An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

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About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact
Laurie McCauley
(519) 746-2969
investor@descartes.com
Cautionary Statement Regarding Forward-Looking Statements This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the potential impact of geopolitical events, such as the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), and between Israel and Hamas (“Israel-Hamas Conflict”), or other potentially catastrophic events, on our business, results of operations and financial condition; our assessment of the potential impact of tariffs, sanctions and other actions by individual countries on global trade and our business; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Russia-Ukraine Conflict and Israel-Hamas Conflict not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be

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inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of the impact of current and future trade barriers, including tariffs, further protectionist measures and reactive countermeasure or contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.
Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

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The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed six acquisitions since the beginning of fiscal 2025 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q1FY26, Q4FY25, Q3FY25, Q2FY25, and Q1FY25, which we believe is the most directly comparable GAAP measure.

	Q1FY26	Q4FY25	Q3FY25	Q2FY25	Q1FY25
Net income, as reported on Consolidated Statements of Operations	36.2	37.4	36.6	34.7	34.7
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.2	0.2	0.2	0.3
Investment income	(1.9)	(1.9)	(2.9)	(2.7)	(4.1)
Income tax expense	11.7	11.4	11.9	13.6	11.5
Depreciation expense	1.5	1.5	1.4	1.4	1.4
Amortization of intangible assets	19.1	19.4	17.5	17.4	15.0
Stock-based compensation and related taxes	4.9	5.4	5.6	5.8	4.3
Other charges	3.4	1.6	1.8	0.2	3.9
Adjusted EBITDA	75.1	75.0	72.1	70.6	67.0

Revenues	168.7	167.5	168.8	163.4	151.3
Net income as % of revenues	21%	22%	22%	21%	23%
Adjusted EBITDA as % of revenues	45%	45%	43%	43%	44%

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The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2025	2025
ASSETS
CURRENT ASSETS
Cash	176,411	236,138
Accounts receivable (net)
Trade	60,456	53,953
Other	15,646	16,931
Prepaid expenses and other	43,100	45,544
	295,613	352,566
OTHER LONG-TERM ASSETS	27,366	24,887
PROPERTY AND EQUIPMENT, NET	13,944	12,481
RIGHT-OF-USE ASSETS	7,721	7,623
DEFERRED INCOME TAXES	4,867	3,802
INTANGIBLE ASSETS, NET	368,122	321,270
GOODWILL	992,257	924,755
	1,709,890	1,647,384
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	23,154	20,650
Accrued liabilities	73,151	79,656
Lease obligations	3,402	3,178
Income taxes payable	9,535	9,313
Deferred revenue	109,608	104,230
	218,850	217,027
LEASE OBLIGATIONS	4,533	4,718
DEFERRED REVENUE	2,196	978
INCOME TAXES PAYABLE	6,540	5,531
DEFERRED INCOME TAXES	25,834	34,127
	257,953	262,381

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,782,830 at April 30, 2025 (January 31, 2025 – 85,605,969)	574,816	568,339
Additional paid-in capital	498,092	503,133
Accumulated other comprehensive loss	(21,243)	(50,497)
Retained earnings	400,272	364,028
	1,451,937	1,385,003
	1,709,890	1,647,384

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The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2025	2024

REVENUES	168,739	151,348
COST OF REVENUES (exclusive of amortization presented separately below)	39,747	35,413
GROSS MARGIN	128,992	115,935
EXPENSES
Sales and marketing	18,850	17,471
Research and development	25,069	22,191
General and administrative	16,312	14,948
Other charges	3,449	3,918
Amortization of intangible assets	19,114	15,024
	82,794	73,552
INCOME FROM OPERATIONS	46,198	42,383
INTEREST EXPENSE	(236)	(273)
INVESTMENT INCOME	1,962	4,059
INCOME BEFORE INCOME TAXES	47,924	46,169
INCOME TAX EXPENSE (RECOVERY)
Current	12,251	12,318
Deferred	(571)	(816)
	11,680	11,502
NET INCOME	36,244	34,667
EARNINGS PER SHARE
Basic	0.42	0.41
Diluted	0.41	0.40
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,677	85,274
Diluted	87,577	87,116

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The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2025	2024
OPERATING ACTIVITIES
Net income	36,244	34,667
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,450	1,358
Amortization of intangible assets	19,114	15,024
Stock-based compensation expense	4,366	3,769
Other non-cash operating activities	(34)	96
Deferred tax recovery	(571)	(816)
Changes in operating assets and liabilities	(6,966)	9,643
Cash provided by operating activities	53,603	63,741
INVESTING ACTIVITIES
Additions to property and equipment	(1,862)	(1,764)
Acquisition of subsidiaries, net of cash acquired	(112,327)	(139,973)
Cash used in investing activities	(114,189)	(141,737)
FINANCING ACTIVITIES
Payment of debt issuance costs	(38)	(38)
Issuance of common shares for cash, net of issuance costs	3,558	4,231
Payment of withholding taxes on net share settlements	(6,487)	(6,745)
Cash used in financing activities	(2,967)	(2,552)
Effect of foreign exchange rate changes on cash	3,826	(1,482)
Decrease in cash	(59,727)	(82,030)
Cash, beginning of period	236,138	320,952
Cash, end of period	176,411	238,922

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